02035261

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2002

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8L
England

(Exact name of registrant and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F......................X.................... Form 40-F.............................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes..................................No................X...................

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press Release dated May 8,2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: May 8, 2002

By: C. Leu
Name: Christian Leu
Title: Chief Financial Officer

Communication to Investors and Media

Leica Geosystems

Leica Geosystems AG
Heinrich-Wild-Strasse
CH-9435 Heerbrugg
(Switzerland)

www.leica-geosystems.com

No. 08e Frost & Sullivan Award (May 2002)
Contact George Aase, Director Investor Relations
Tel.+41 071 727 3064

((Release of an announcement made by Frost & Sullivan, San Jose, Calif., USA on May 7, 2002))

Leica Geosystems Captures 2002 Merger & Acquisition Strategy Award

***San Jose, Calif., USA / Heerbrugg, Switzerland – May 8, 2002* – Leica Geosystems caught the attention of industry analysts at Frost & Sullivan and gained recognition within the North American positioning (GPS), remote sensing, mapping and GIS markets. The Swiss-based company merits respect with smart acquisitions such as ERDAS and LH Systems. For this, Leica Geosystems was bestowed the 2002 Frost & Sullivan Merger & Acquisition Strategy award.**

In April of 2001, Leica Geosystems made two key moves that enabled the company to compete in markets outside it's traditional strength in high-end positioning. The first was the acquisition of 100 percent of the shares of Atlanta-based ERDAS Incorporated, a leading remote sensing and GIS software provider. Leica Geosystems also acquired the remaining 50 percent of the outstanding shares of San Diego-based LH Systems, LLC, an internationally renowned airborne sensors, photogrammetry and remote sensing software company. The ability of Leica Geosystems, as a single provider of solutions for precise surveying, mapping, and populating and updating of GIS databases, allows the company to compete in both the surveying and GPS but also the photogrammetry, remote sensing software and GIS data collection markets.

"Our research shows a perfect strategic fit in these fast growing markets of spatial data acquisition, analysis and modeling," said Ron Stearns, Frost & Sullivan industry analyst. "By integrating the market leaders of airborne spatial data capturing and modeling, Leica Geosystems has placed itself at the forefront of geo-spatial developments in terrestrial, satellite and aerial positioning."

Leica Geosystems has publicly stated its intent to hold a significant part of the combined surveying/GPS/remote sensing/photogrammetry/GIS data acquisition software markets. Leica Geosystems is pressing toward a leading position with these two acquisitions, each of which hold 45 percent of their respective markets.

"We are proud to receive this award from the respected Frost & Sullivan research group, which further confirms our business and acquisition strategy," states Hans Hess, President and CEO, Leica Geosystems. "Today we provide customers in the geo-spatial markets the most complete basket of technologies and products available worldwide. This puts us in a privileged position with respect to customers in GIS & Mapping by creating complete value chains with the different solutions that only Leica Geosystems is able to provide."

The reorganized Leica Geosystems creates synergy in its business with LH Systems, handling the airborne data capture side, and ERDAS, the analysis and geographic imaging software provider, complementing existing Leica Geosystems product lines in surveying and GPS hardware and software. Customers benefitting from the systems and services offered by Leica Geosystems include government mapping agencies at the city, county and state level, as well as utilities, telecommunications companies and environmental firms, in addition to private sector surveying and photogrammetric service companies.

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About Frost & Sullivan

Frost & Sullivan, a global leader in international strategic market consulting and training, presents Market Engineering Awards to companies that demonstrate the diligence, perseverance and dedication required to develop a successful business plan and excel in the increasingly competitive global marketplace. Frost & Sullivan rigorously analyzes specific criteria to determine Market Engineering Award recipients in a variety of regional and global market landscapes. Founded in 1961, Frost & Sullivan is headquartered in San Jose, Calif., with offices located worldwide. For further information, visit www.frost.com.

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Media Contact:

Angela Tompkins, Frost & Sullivan, San Jose, CA, USA
http://www.frost.com -(t) +01 210.247.2496 - (e) atompkins@frost.com

Fritz Staudacher, Manager Corporate Communications, Leica Geosystems, Heerbrugg, Switzerland – Phone +41 (0)71 727 3043 – Fax +41 (0)71 726 5043 – E-Mail: fritz.staudacher@leica-geosystems.com

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NORTH AMERICAN COMPUTER PRODUCTS
7459 SOUTH LIMA STREET, BUILDING II
ENGLEWOOD, CO 80112

NEWS RELEASE
For Immediate Release

Contact Information:
Ann Shiveley, 303.824.3762
Ashiveley@expeng.com

Arrow Electronics to be Exclusive North American Distributor for BioPassword® Security Software

Englewood, CO - (April 16, 2002) - The North American Computer Products group of Arrow Electronics, Inc. [NYSE: ARW] today announced that it has been selected by BioPassword® Security Software, Inc. to be the exclusive North American distributor for the company's flagship products, BioPassword Network v4.5 and BioPassword SDK v2.0. BioPassword Security Software is owned by Net Nanny Software International, Inc. [NNSWF:OTCBB; CDNX:NNS],

BioPassword Network v4.5 and SDK v2.0 are patented software-only applications that layer a proven biometric technology -- keystroke dynamics -- with end-users' existing password methodology to provide strong user authentication for Windows NT and Windows 2000 networking systems or customer specific OEM software products. Arrow will offer those products to enterprise resellers through its MOCA, Support Net, SBM and Arrow/Wyle divisions.

"Arrow resellers will soon experience the competitive advantages of deploying a biometric solution with no additional hardware or installation costs," said Jim Markisohn, vice president of business development, North American Computer Products group, Arrow Electronics. "BioPassword will prove to be a solid solution as an extra layer of network security because individuals' keystroke patterns are virtually impossible to imitate."

"Our products are the most cost effective security solutions in the marketplace, representing a fraction of what other hardware products cost per user," said

NORTH AMERICAN COMPUTER PRODUCTS
7459 SOUTH LIMA STREET, BUILDING II
ENGLEWOOD, CO 80112

Andrew Tull, vice president of sales, BioPassword Security Software, Inc. "Arrow's presence in the enterprise and OEM markets provides significant revenue opportunities for BioPassword, and Arrow's resellers will see tremendous value in this partnership because BioPassword is less expensive, easy to install, and convenient to use."

About the North American Computer Products group of Arrow Electronics

The North American Computer Products group of Arrow Electronics, Inc. [NYSE: ARW] is a leading full-line technical distributor of computer systems, communications and storage equipment, peripherals, components, software, and value-added services to solution providers in North America. Based in Englewood, CO, the group is made up of the following six divisions: Enterprise Storage Solutions, MOCA, SBM, Support Net, Arrow/Wyle and Gates/Arrow.

Arrow Electronics is one of the world's largest distributors of electronic components and computer products and a leading provider of services to the electronics industry.

About Net Nanny Software Inc.

Net Nanny Software International Inc., a publicly traded company [OTCBB:NNSWF], [CDNX:NNS] with headquarters and subsidiaries in the United States and Canada, specializes in Internet safety and computer security products for both the home and enterprise markets. The Company" award-winning Internet safety product, Net Nanny®, and patented strong user authentication technology, BioPassword®, address the growing need to control access to mission-critical computer data and give users the freedom to choose options that match their individual needs and value system. For more information on the Company and its products, please visit www.netnanny.com, www.biopassword.com or call (425) 378-3203.

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The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This press release contains forward-looking statements that are subject to certain risks and uncertainties which could cause actual results or facts to differ materially from such statements for a variety of reasons including, but are not limited to: industry conditions, changes in product supply, pricing, and customer demand, competition, other vagaries in the computer and electronic components markets, changes in relationships with key suppliers and the other risks described from time to time in the company's reports to the Securities and Exchange Commission (including the company's Annual Report on Form 10-K). Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company undertakes no obligation to update publicly or revise any forward-looking statements.